Correspondence

July 5, 2012

U.S. Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel
Office of Mergers and Acquisitions
100 F Street NE
Washington, DC 20549-7010
Fax (703) 813-6968

Re:	PURE Bioscience, Inc. Preliminary Proxy Statement on Schedule 14 Filed June 25, 2012 File No. 1-14468

Dear Ms. Duru:

This letter sets forth the responses of PURE Bioscience, Inc., a Delaware corporation (the “Company,” “us” or “we”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff) to the Company dated July 3, 20123 (the “Staff Letter”).

The paragraphs below numbered 1 to 14 restate the numbered paragraphs in the Staff Letter.  The discussion set out below each such paragraph is our response to the Staff’s comment.

General

1.	Please revise the preliminary proxy statement to clearly mark it as “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

The preliminary proxy statement has been marked “Preliminary Copy” as requested.

2.
Please include information as of the most reasonable practicable date.  In this regard, please fill in all blanks and missing information.  For example, please provide updated information as of the most reasonable practicable date as required by Item 4(b)(4) and Item 5(b) of Schedule 14A.

Blanks and missing information have been completed as of the most reasonable practicable date.

3.
Please revise the disclosure throughout the proxy to clarify that the solicitation of proxies in favor of an opposing slate of six nominees for election of directors at the upcoming annual meeting is being made by The Coalition to Save Pure (the “Coalition”) and not solely by Richmont Corporation.  The Coalition consists of Jeffrey P. Bash, Theodore J. Coburn, C. James Jensen, Dr. Martin Kassir, Thomas J. Reynolds, John P. Rochon and Richmont Corporation.

Disclosure throughout the proxy has been amended to clarify that the solicitation of proxies is made by The Coalition to Save Pure (the “Coalition”) and not solely by Richmont Corporation.

www.purebio.com
voice:  619.596.8600                  facsimile:  619.596.8790
1725 Gillespie Way       >       El Cajon, California  92020

PURE Bioscience 07/05/12 page 3

4.
Please supplementally advise us of how the registrant is in compliance with Exchange Act Rule 14A-13(a)(3).  Additionally, please supplementally advise us of the reason for what would appear to be a delay (in comparison to prior years) in when the annual meeting is scheduled to occur.  We may have further comment.

In September 2011 we received initial notification from Nasdaq regarding our Bid Price deficiency for continued listing.  Although our annual meetings have typically been held in January, we felt it prudent to postpone the meeting knowing that if we did not cure the stock price deficiency by mid-March we would expect to present a reverse stock split proposal to shareholders at the appropriate time.  Following receipt of Nasdaq’s notification of delisting on March 15, we requested a hearing and submitted a plan of compliance, which included our intent to effect a reverse stock split, if approved by shareholders, following the 2012 annual meeting.  The hearing was held on May 17, and on June 21, Nasdaq issued its decision letter regarding the Company’s appeal of the delisting determination.  The decision granted us the opportunity to continue implementing our plan of compliance, which includes obtaining approval from stockholders for a reverse stock split.  We promptly filed our preliminary proxy 4 days after receiving the decision letter from Nasdaq.  Scheduling the annual meeting in July allowed us the maximum amount of time to regain Bid Price compliance while still meeting Nasdaq’s requirement to hold the meeting within the fiscal year.

With respect to the Staff’s comment regarding Rule 14a-13(a)(3), in light of the uncertainties surrounding the Nasdaq determination and the urgent need to schedule an annual meeting prior to the end of our fiscal year, we could not initiate the broker search a full 20 business days prior to the Company’s record date.  We initiated it as soon as we established a record date for the meeting based on the timeline we were following to maintain Nasdaq compliance as described above.  Broadridge has assured us that the broker search conducted on our behalf has produced a complete data set of stockholders, banks and brokers, and accordingly we believe that any failure to comply with Rule 14a-13(a)(3) has not resulted and will not result in any failure to satisfy the other communications requirements of Rule 14a-13.

“Who is soliciting my vote?”

5.
We note that you intend on soliciting proxies by means of electronic or other mail, telephone, facsimile, press release, or personal interview.  Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Exchange Act Rule 14a-6(b) and (c).  Please confirm your understanding.

We understand that all written soliciting materials, including e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use and will comply with such requirements.

6.
Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize.  Please advise us of your plans, if any, to comply with Exchange Act Rules 14a-6 and 14a-9 for any such online communications.

We do not plan to solicit proxies via internet chat rooms.  In the event that our plans change, we will comply with Rules 14a-6 and 14a-9.

7.
Please confirm that you have identified each participant in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A, and included all the information required by Item 5(b)(1) of Schedule 14A with respect to such participant.

We have revised Appendix A to include all of the information required by Item 5(b)(1) of Schedule 14A, and we confirm that Appendix A to the preliminary proxy includes all of the participants in the solicitation on behalf of the Company.

PURE Bioscience 07/05/12 page 4

“On what am I being asked to vote?”

8.	Revise to specify in this section that the range of the potential reverse stock split will not be less than 1-for-4 nor greater than 1-for-10

The range of the potential reverse stock split has been added in the requested section and elsewhere in the proxy statement as appropriate.

“Item 1. Election of Directors”, page 7

9.
You disclose that if “any nominee for director should become unavailable, it is intended that votes will be cast… for such substitute nominee as may be nominated by the Board of Directors.” Please confirm for us that should the participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

We confirm that should any participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

10.
Given the filing of preliminary revised proxy statements by the Coalition on February 27, 2012 and June 27, 2012, please revise the disclosure throughout the proxy statement to definitively state that the Coalition is contesting the current election of directors at the upcoming annual meeting.  In this regard, please revise the reference to the “anticipated” proxy contest appearing on page 7.

Disclosure throughout the proxy statement has been changed to reflect that the Coalition is definitively contesting the current election of directors at the upcoming annual meeting, including the reference to the “anticipated” proxy contest on page 7.

11.
Please set forth support for the assertion that you have been working “…to execute [y]our business and strategic plan to maximize the value for all stockholders…” (emphasis added).  For example, delineate the specific aspects of your strategic plan and/or quantitative support for the assertion.

We have provided supporting details in the proxy statement regarding our strategic plan as requested.

12.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or believe must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Please characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following non-exhaustive list:

•	[O]ther than a few generic initiatives, Richmont…has failed to present an articulated, credible strategy on how the Richmont Nominees would return increased value to you…”;
•	“Richmont is attempting to take control of the company…”; and,
•	Assertions made regarding the failure of Richmont to product any benefit to the Company during the period of the alliance relationship…”

PURE Bioscience 07/05/12 page 4

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

We have revised our statements of opinion or belief to characterize them as such.  In addition, we have added a chart to the proxy showing the facts upon which we are relying to make certain statements.  As indicated in the proxy statement, the data provided in the chart is derived from the Company’s accounting records.

13.
We refer you to Item 401(e) of Regulation S-K and Release No. 33-9089 available at http:/www.sec.gov/rules/final/2009/33-9089.pdf.  Please disclose the particular qualifications of each nominee considered for the Board that led the Board to conclude that they would be suitable for re-election to the Board at this particular time.  In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is insufficient.  For example, please revise to further clarify whether consideration of specific qualities of each nominee were discussed.

We have revised the relevant disclosure in accordance with the Staff’s comment.

Form of Proxy Card

14.	We note the absence of a form of proxy card. Please include a form of proxy card consistent with Exchange Act Rule 14a-4. We may have further comment.

A form of proxy card consistent with Exchange Act Rule 14a-4 has been included in the amended proxy statement filing.

As requested by the Staff, the participants in the solicitation will provide the requested written acknowledgement under separate cover shortly.

Please direct any further comments or questions to me at (619) 596-8600.

Sincerely,

/s/ Michael L. Krall
Michael L. Krall
President, CEO and Interim CFO
PURE Bioscience, Inc.

cc:           Scott Stanton, Esq., Morrison & Foerster